


03050015

Prins Frederiklaan 4
P.O. Box 299
3800 AG Amersfoort
The Netherlands
Phone : +31 33 4226100
Fax : +31 33 4226101
Direct nr.: +31 33 422 6118
Direct fax: +31 33 422 6106
E-mail : bernard.verwilghen@nutreco.com

U.S. Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

March 18, 2003 ps/B3056

Re: 12g3-2(b) SUBMISSION

Ladies and Gentlemen

Enclosed please find a copy of the press releases from November 11, 2002 up to March 12, 2003 which the Company made public pursuant to the regulations of the Amsterdam Stock Exchange. The Commission has assigned Nutreco Holding N.V. with File Number 82-4927. Should you have any questions regarding the enclosed submission, please contact me at (31) 33 422 6118. Thank you for your assistance.

Best regards

B. Verwilghen
Company Secretary

United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE
Booth 2620 on the second floor - Marine Harvest at the Boston Seafood Show 2003, 12 March.

Philip Fitzpatrick brings new leadership to Marine Harvest in the Americas

Understanding the extraordinary opportunities and challenges of global salmon markets, Marine Harvest is aligning the Chilean, American and Canadian operations under new leadership.

Nutreco, the parent company of Marine Harvest, has recently appointed Mr. Philip Fitzpatrick to become the Business Group Managing Director for Marine Harvest for the Americas. From operations in Puerto Montt, Chile and Campbell River, British Columbia, Marine Harvest serves customers in Canada, the US, Europe and Japan.

"Mr. Fitzpatrick brings a strategic combination of more than 20 years of leadership and experience in the global seafood and value-added food industry. We expect that Mr. Fitzpatrick will optimize our operations and will unleash the full potential of Marine Harvest in the Americas," says NUTRECO COO for Aquaculture, Hans den Bieman.

Mr. Fitzpatrick has extensive experience in the food industry and has held senior management positions with Unilever, Dole Food Company and Bumble Bee Seafood, a Conagra company.

Marine Harvest has a sound foundation for solid growth. Through new product development, efficient product delivery and even better customer service, Marine Harvest will work with retail and food service customers in order to increase salmon consumption in terms of volume and value. "As we strengthen our business to better serve our customers, we will continue our strong commitment to operating in an environmentally responsible manner," says Fitzpatrick.

The Marine Harvest advantage is the people and the approach of the company. "I am honored to lead this dynamic and forward-thinking team. My goal is to bring out the best in our people, to fine-tune our approach and to lead our team to top performance. Together, we are going to deliver unprecedented returns on investment as we deliver value to our shareholders, customers and consumers," says Philip Fitzpatrick.

NUTRECO is a global agriculture and aquaculture company with headquarters in The Netherlands. With leading positions as a producer of fish feed, and as a farm fish producer, NUTRECO is the world's largest aquaculture company. Marine Harvest Americas is a Business Group of Nutreco Aquaculture and has operations in the US, Canada and Chile and a growing business which serves retail, wholesale clubs and foodservice channels.

You can download Philip Fitzpatrick's pictures – high resolution or low resolution – from http://nutrecophoto.com/webnative/listdir
Username: **NutrecoPress**
Password: **NutrecoPict**

Further information
www.marineharvest.com or www.nutreco.com
Philip Fitzpatrick, tel 954 684 3536, philip.fitzpatrick@marineharvest.com

Nutreco Aquaculture
Press release, 12 March 2003

Nutreco strongly committed to cod

Cod Culture Norway, (CCN) is a specialised cod juvenile producer in which Nutreco has a 56% share. Set up 2 years ago to meet an expected increasing demand from the emerging Norwegian cod farming industry, the company has been independently managed on behalf of its shareholders by Bergen Aqua AS.

Reaffirming its strong commitment to the development of a successful cod business Nutreco will purchase the minority interests in CCN subject to contract and invest additional necessary funds to further develop the business. After CCN's Board of Directors filed a petition for bankruptcy Tuesday morning 11 March, a majority of the minority owners accepted Nutreco's offer. Subsequently, CCN's petition for bankruptcy was withdrawn.

Nutreco's strong commitment to the development of a successful cod business continues. Nutreco has its first batches of cod juveniles in a wholly owned cold water marine species facility in Rogaland, Norway. These will shortly be transferred to cages to be ready for the market in 12–15 months time. Nutreco has further pre-ongrowing capacity ready to be committed to receiving juvenile cod and is reconsidering its supply options. Nutreco, already strong in the salmon value chain, is further developing its capability to widen its offering to its customers of a number of farmed fish species, (salmon, cod, halibut, trout, barramundi, and yellowtail), produced around the world in its own operations and those of collaborating partners.

Further information
Corporate Director Food Safety Reid Hole, Nutreco International, tel +47 9009 8160, reid.hole@nutreco.com
Communication Director Vidar Julien, Nutreco Aquaculture, tel +47 9593 3193, vidar.julien@nutreco.com



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 25 February 2003

NET INCOME NUTRECO EUR 68,2 MILLION IN 2002

RESULT EXCEEDS EARLIER FORECAST

Key figures

(EUR X million)	2002	2001	Change
Net sales	3,809.6	3,835.3	-0.7%
EBITA	138.3	176.6	-21.7%
Net income	68.2	91.6	-25.5%
Earnings per ordinary share before goodwill amortisation	2.32	3.06	-24.2%
Dividend per ordinary share	0.67	0.82	-18.3%
Pay-out ratio	35%	31%	

- **Nutreco's robust portfolio, cost reductions and efficiency improvements partly mitigated the adverse effects of the negative economic environment**
- **Two of the three salmon markets recovered**
- **Strong market positions and healthy balance sheet support confidence in the future**

"2002 was a difficult year with disappointing price developments, especially in salmon and poultry products. Our robust portfolio and world-wide programme of efficiency improvements and cost reductions have helped us through this period. Besides this, Nutreco has focused on maintaining its strong balance sheet position," said Wout Dekker, Nutreco's Chief Executive Officer (CEO).

"In 2003, we will continue implementing our efficiency and cost reduction program, which we initiated in 2002. The strategy remains focused on innovation in fish feed, compound feed, speciality feed and premix. In our 'value chain' businesses for fish, poultry and pork products, we want to further expand our activities in value added processing and marketing. Food quality and sustainability – two essential issues for every responsible food producer – remain high on our strategic priorities list."

Results 2002

Nutreco realised a net income of EUR 68.2 million in 2002, down 25.5% from EUR 91.6 million in 2001. This 2002 result exceeds the forecast given in November 2002, when Nutreco forecast that net income in 2002 would fall by around 30% below the net income in 2001.

Net sales in 2002 stood at EUR 3,809.6 million, down 0.7% compared to the previous year. Chisal SA and Selko, the companies acquired in late 2002, made only a modest contribution to net sales. The companies Agrovic, the central processing facilities of Laurus Groep, Ducoa and Pivot Aquaculture, acquired in 2001, all made a full contribution to net sales in 2002, compared with six to nine-month contributions in 2001.

On balance, acquisitions had a positive effect on net sales of EUR 146.4 million, or 3.8%. Net sales from existing activities dropped by 4.5% (EUR 172.1 million), primarily as a result of lower prices for salmon and poultry products.

Income from operations before amortisation of goodwill (EBITA) fell 21.7% to EUR 138.3 million in 2002, from EUR 176.6 million in 2001. In organic terms, income from operations fell by 24.8%, while acquisitions contributed 1.9% and exceptional items, on balance, contributed a further 1.2%.

The exceptional income and charges, which on balance had a positive effect of EUR 2.2 million, are included in the income from operations. The exceptional income relates to the release of a EUR 9.0 million provision, of which EUR 6.0 million was related to an anti-dumping investigation by the trade authorities in the United States. They investigated sales prices of salmon products from Chile on the American market. The judgement in this case was that there was no reason to impose an import charge on Nutreco. Furthermore, Nutreco has combined its purchasing power, as a result of which it realised purchasing bonuses. Of these, EUR 7.0 million is a one-off bonus. The exceptional income was largely offset by an exceptional charge related to the under coverage in the Nutreco pension funds as a result of the low stock market indices per 31 December 2002. In order to meet the minimum requirements for pension funds, an additional pension charge of EUR 13.8 million has been included in the personnel costs. As a result, the pension funds meet the requirements of the Pension Insurance Chamber (PVK) in the Netherlands and the minimum adequacy standard abroad.

Personnel costs went up EUR 48.8 million to EUR 443.0 million, from EUR 394.2 million in 2001. This can be attributed to a 6.9% rise in the average number of employees and the higher one-off pension charges.

Nutreco Aquaculture

Net sales and income from operations before amortisation of goodwill (EBITA) in the business stream **Aquaculture** were strongly affected by low salmon prices, primarily in the beginning of 2002, and the stabilisation of feed volumes. This reduced net sales by 3.1% to EUR 1,215.2 million and income from operations before amortisation of goodwill by 21.2% to EUR 72.1 million. Taking into account exceptional items, income from operations before amortisation of goodwill fell by 32.6% to EUR 61.7 million. Salmon prices in the United States and Japan have developed positively in the second half of the year. In Europe, salmon prices showed a mixed picture, with prices in Norway in particular lagging behind expectations. The growth in demand for salmon and salmon products remained strong. Consumption of Atlantic salmon grew by 7% worldwide, whereas double digit growth in the US persisted at 20% above 2001 levels. Reorganisations in Norway resulted in a further reduction of operating costs.
The results of the salmon feed activities remained positive, despite stabilisation of volumes. Nutreco was able to offset the stabilisation of feed volumes by a reduction in production costs, improved purchasing terms and new products. The market for other types of farmed fish is promising, both on the farming and on the feed side, and Nutreco booked good results with its activities in that area.

Nutreco Agriculture

Net sales in the business stream **Agriculture** showed an increase of 0.5% to EUR 2,594.4 million, mainly as a result of growth in the feed and premix activities and the contribution from acquisitions. This increase was largely offset by a drop in net sales in poultry products due to reduced prices. Income from operations before amortisation of goodwill (EBITA) dropped by 18.4% to EUR 80.5 million, from EUR 98.7 million in 2001. Taking into account exceptional items, income from operations before amortisation of goodwill fell to EUR 87.9 million, 10.9% lower than in the exceptional year 2001. This drop was the result of less positive price conditions in the market for poultry and poultry products in Spain and the Benelux. Nutreco's pork activities in the Netherlands booked good results although down from 2001. The breeding companies did very well and booked higher results than in the previous year. The international premix and specialty feed activities also achieved higher results compared with 2001. In addition to a solid contribution from the companies acquired in the United States in 2001, this increase in results was also achieved due to the extra attention for specialty feeds and Greenline products. Product innovation and improved efficiency meant the compound feed companies in the Benelux performed very well in a market that is shrinking due to a reduction in livestock. The Spanish compound feed companies also recorded very good results, largely through organic growth.

Financial income and charges, taxes
In 2002, financial income and charges were down slightly at EUR 37.4 million, from 37.9 million in 2001. Nutreco was able to reduce interest charges as a result of lower interest rates and a reduction of the average outstanding debt in the second half of the year. This was due to the strong cash flow in that period.

The effective tax rate dropped to 19.6% from 24.2%, mainly due to the geographical spread of the results, the use of fiscal facilities and tax losses carried forward from acquisitions.

Net investment in tangible fixed assets in 2002 amounted to EUR 90.6 million, compared with EUR 144.1 million in 2001. Nutreco acquired two companies in 2002, a processing plant for salmon products in Chile (Chisal SA) and Selko BV in the Netherlands, which produces organic substitutes for antibiotics in animal feeds.

Dividend
The proposed dividend per ordinary share is EUR 0.67, compared to EUR 0.82 in 2001. Nutreco's dividend policy drawn up at its IPO in 1997 is aimed at paying an annual dividend of 30 to 35%. The proposed dividend of EUR 0.67 represents an increase in the payment ratio to 35% (2001: 31%), the upside of the indicated range. Nutreco paid an interim dividend of EUR 0.28 in September 2002. The final dividend of EUR 0.39 is payable in shares or in cash, at the discretion of shareholders. The ratio between the value of the stock dividend and the cash dividend will be determined on 8 May 2003 after the close of trading, based on the closing share price of that day and will be equal to the cash dividend.

Pension funds
Falling share prices have resulted in shortages in pension funds. In the Netherlands, the Pension Insurance Chamber (*Pensioen Verzekeringskamer* – PVK) issued additional coverage requirements as from 2002 in terms of the capital of pension funds. The Dutch Nutreco pension fund, the largest pension fund within Nutreco, must include the shortages to a 100% coverage ratio in the results of 2002. This one-time charge of EUR 12.0 million is incorporated in the results and included in the balance sheet as a provision. Under the PVK directives, the shortage must be supplemented to 105% before 31 October 2003. For Nutreco, this additional shortfall stands at EUR 9 million as of 31 December 2002 and has no impact on the result. This total deficit as per 31 December 2002 will be paid in instalments over 2003, a substantial part as subordinated loan.

In other countries where deficits have been found, provisions have been made to comply with legally binding obligations. Accordingly in Belgium and the United Kingdom additional provisions have been charged to the results in 2002 to a total of EUR 1.8 million. The total deficits in these countries amounted to approximately EUR 20 million as of 31 December 2002 according to actuarial calculations. The deficits in these countries must be supplemented over a period of five to ten years.

In 2003 Nutreco will be faced with an expected total pension charge of around EUR 10 million related to higher premiums and coverage of the deficits as of 31 December 2002. The developments of the stock market indices in the coming years will have a substantial effect on the level of shortages and reserves to be built up.

Outlook
Due to an uncertain economical environment Nutreco refrains from issuing an outlook on its net profit expectations for 2003. Nutreco will continue with further cost reductions in 2003. Nutreco will also further increase sales to the retail and food service sectors through measures including the introduction of new products. The portfolio of aqua and agriculture activities, strong market positions and the sound balance sheet give Nutreco confidence for the future.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality food for human and animal consumption. The company is present at various stages of the fish, poultry and pork production chains.
These activities are organised into two Business Streams, Nutreco Aquaculture and Nutreco Agriculture. Eight Business Groups, each comprising several Business Units, operate within these Streams, incorporating more than 120 production and processing plants in 22 countries with approximately 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America.
Nutreco's sales in 2002 were EUR 3,809.6 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:
Nutreco Holding N.V., Frank van Ooijen, Director Corporate Communications,
telephone: +31 33 422 6140, mobiel: +31 6 55 340 012.

Important dates

General Meeting of Shareholders	:	8 May 2003
Ex-dividend	:	12 May 2003
Pay-out of dividend	:	3 June 2003
Publication of half year results 2003	:	5 August 2003
Pay-out of interim dividend	:	4 September 2003
Publication of Annual Results 2003	:	19 February 2004
General Meeting of Shareholders	:	13 May 2004

Consolidated balance sheet (EUR x million)	**31 December 2002**	**31 December 2001**
Fixed assets		
Intangible fixed assets	392.3	392.8
Tangible fixed assets	552.3	576.3
Financial fixed assets	46.0	41.6
Total fixed assets	**990.6**	**1,010.7**
Current assets		
Inventories	407.4	384.1
Receivables	579.6	561.9
Cash and cash equivalents	*31.8*	*40.8*
Total current assets	**1,018.8**	**986.8**
Total assets	**2,009.4**	**1,997.5**
Shareholders' equity	**734.3**	**683.2** *
Minority interest	**22.7**	**24.0**
Provisions	**44.8**	**60.4**
Deferred taxes	**33.4**	**37.2**
Long-term debt	**422.4**	**439.9**
Short-term liabilities		
Interest bearing	42.9	78.8
Non-interest bearing	708.9	674.0 *
Total shareholder's equity and liabilities	**2,009.4**	**1,997.5**
Solvency ratio (shareholders' equity divided by total assets)	**37%**	**34%**
Net debt divided by shareholders' equity	**59%**	**70%**

- 2001 restated for comparison reasons (reclassification dividend accrual EUR 17.7 million)

Consolidated profit and loss account (EUR x million)	***2002***	***2001***
Net sales	**3,809.6**	**3.835.3**
Cost of sales	2,730.8	2,775.4
Gross margin	**1,078.8**	**1,059.9**
Personnel costs	443.0	394.2
Depreciation of intangible fixed assets	6.2	5.2
Depreciation of tangible fixed assets	97.3	88.2
Other operational expenses	394.0	395.7
Operational expenses	**940.5**	**883.3**
Income from operations before goodwill amortisation (EBITA)	**138.3**	**176.6**
Amortisation of goodwill	13.8	12.8
Income from operations (EBIT)	**124.5**	**163.8**
Financial income and charges	-37.4	-37.9
Income before tax	**87.1**	**125.9**
Tax	-17.1	-30.5
Share in result of non-consolidated companies	-0.2	2.7
Income after tax	**69.8**	**98.1**
Minority interest	-1.6	-6.5
Net income	**68.2**	**91.6**
Dividend on cumulative preference shares	-4.7	-4.7
Net income available to holders of ordinary shares	63.5	86.9
Earnings per ordinary share after goodwill amortisation (EUR)	1.91	2.67
Earnings per ordinary share before goodwill amortisation (EUR)	2.32	3.06
Fully diluted earnings per share after goodwill amortisation (EUR)	1.91	2.56

Key figures (EUR x million)	**2002**	**2001**
Income from operations as % of net sales	3.6%	4.6%
Capital turnover [1]	3.0	3.0
Solvency ratio	37%	34%
Interest cover (EBITDA/interest)	6.5	7.1
Return on average capital employed	10%	14%
Others:		
Average number of ordinary shares ('000)	33,271	32,589
Average number of shares outstanding year-end ('000)	33,285	32,660
Average number of employees	13,237	12,387
Number of employees at year-end	13,742	12,934

[1] Net sales divided by average capital employed.

Condensed cash flow statement

(EUR x million)

	2002	2001
EBITDA	**241.8**	**270.0**
Changes in working capital	-8.9	3.7
Changes in provisions	-10.5	-56.1
Cash flow from business operations	**222.4**	**217.6**
Interest, tax and other changes	-70.4	-80.7
Cash flow provided by operations	**152.0**	**136.9**
Used for investments in fixed assets	-90.6	-144.1
Used for acquisitions/divestments	-8.3	-59.9
From/used for financing	-61.7	76.9
Translation differences on cash and cash equivalents	-0.4	-0.2
Net cash flow	**-9.0**	**9.6**

Information per Business Stream

(EUR x million)

	2002	2001
Net sales		
Nutreco Aquaculture	1,215.2	1,253.9
Nutreco Agriculture	2,594.4	2,581.4
Total Nutreco	**3,809.6**	**3,835.3**
EBITA		
Nutreco Aquaculture	72.1	91.5
Nutreco Agriculture	80.5	98.7
Non-allocated overhead costs	-14.3	-13.6
Total Nutreco	**138.3**	**176.6**

Exceptional income and charges

	2002	purchase bonus	release	pensions	2002*
EBITA					
Nutreco Aquaculture	72.1	-2.0	-9.0	0.6	61.7
Nutreco Agriculture	80.5	-5.0	-	12.4	87.9
Non-allocated overhead costs	-14.3	-	-	0.8	-13.5
Total Nutreco	**138.3**	**-7.0**	**-9.0**	**13.8**	**136.1**

* EBITA adjusted for exceptional income and charges



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 17 February 2003

Nutreco plans to merge its swine genetics company Hypor

International food company Nutreco and Genex Swine Group Inc. have signed a *Memorandum of Understanding (MoU) for the merger of the businesses of the* Canadian swine genetics company Genex with Nutreco's swine genetics company Hypor.

The merged business will have a leading position in the pig breeding markets of Canada, Japan, Spain and Belgium and will have a stronghold for further expansion into the US, Latin America and Europe. Nutreco will own a 50% interest in the merged business, which will have a turnover of EUR 30 million and 200 FTE's. The parties expect to close the deal within a few months time after completion of the due diligence process. No financial details have been made public.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality animal and fish feed industries and in fish farming. The Group's main activities centre on the production of compound feed for pigs, poultry and cattle as well as salmonid fish feed and the farming, processing and marketing of high-quality salmon products. Other Nutreco activities include the production of premixes and speciality feed, poultry and pork processing and pig and poultry breeding. These activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Five Business Groups with eighteen Business Units operate within these streams, incorporating more than 120 production and processing plants in 22 countries with 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:
Mr. Frank van Ooijen, Director Corporate Communications Nutreco Holding N.V.
Telephone: +31 33 422 61 41 or mobile +31 6 55 34 00 12

New GMP approved testing method

author Marit Husa publication date January 30, 2003



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Boxmeer, 30 January 2003

New GMP approved testing method

Fast and more accurate information in feed production process

Nutreco Agriculture recently introduced a new, GMP approved testing method in all its Belgian and Dutch feed factories that makes cross-contamination analysis and product uniformity testing faster, more reliable and cheaper.

About three years ago Nutreco launched a programme to improve the analysis and testing methods used by the feed industry for monitoring and preventing risks caused by cross-contamination in the production of animal feed. This research was carried out by Hendrix UTD in collaboration with Nutreco Agriculture's R&D department and Nutreco Health Safety Environment and Quality-team.

Through its contacts in the USA, Nutreco has discovered a new analysis method that offers great advantages over current methods, and has adapted it for use in the feed industry. The new method has been extensively tested, both in the laboratory and in Nutreco's various feed factories. The results of these tests were so positive that Nutreco significantly extended the project at the end of 2002.

The new analysis method is fast, cheap and accurate, and offers the following major advantages over the traditional cobalt test.

- Samples can be analysed on site, i.e. in the factory.
- Time-saving: each sample can be fully tested on site in just a few minutes.
- The analysis results can be used immediately to trace possible weak points in the production process. The test can be repeated quickly and easily when changing transport system or switching to a different product.
- The size of the samples used is at least 10 times bigger than with existing methods. This makes the outcome of the analysis a lot more accurate.
- The new testing method considerably reduces testing and analysis costs (approximately 75% lower).

The testing method has since been officially approved by the Productschap Diervoeder in the Netherlands and is therefore approved for use by companies producing GMP approved feed. Nutreco has developed a handy test box for this new method and has arranged training for the people who will be performing the tests on site. The test is currently being used in all Nutreco's feed factories in Belgium and the Netherlands. The method will also be introduced in all other countries in which Nutreco is active.

This new method is a major step forward in improving quality control in animal feed production.

Because the quality of feed directly affects the quality of the animal products meat, milk and eggs in many ways, by taking this step Nutreco has elevated the food safety of its products to an even higher plane.

Food quality and guaranteeing food quality is one of the spearheads of Nutreco's activities.
The group is working on all fronts to develop quick and reliable methods of detecting and eliminating risks at an early stage. All feed production locations in the Netherlands and Belgium are HACCP certified. Gaining certification is not an end in itself for Nutreco, but rather the beginning of the process of implementing improvements.

Atlanta, GA, USA, 22 January 2003

Incubadora Mexicana S.A. De C.V. signs definitive agreement to become distributor for BOVANS WHITE genetics in Mexico

Today, Incubadora Mexicana S.A. de C.V. (IMSA) signed an agreement with Centurion Poultry Inc. (CPI) and Hendrix Poultry Breeders B.V. (HPB) to distribute BOVANS WHITE Parentstock and Commercial egg layers in Mexico. IMSA has already taken receipt of the first BOVANS WHITE Grand Parent Stock chicks from HPB's breeding and genetics facilities in the Netherlands in late 2002. CPI is supplying IMSA with BOVANS WHITE Parentstock chicks and commercial hatching eggs from their corporate facilities in the USA to help meet the increased demand for BOVANS products in Mexico, until IMSA has established a large enough breeder base.
Moreover IMSA, CPI and HPB will work closely together as they pool their knowledge and expertise in the field of production, marketing efficiencies and product support.

Speaking on behalf of IMSA, Alejandro Romero, chairman of IMSA commented:"The BOVANS White has proven to fit superbly well for the various conditions in Mexico, allowing the producer to obtain the benefits from an incredibly highly producing and well balanced layer, with very adequate egg size for the Mexican market and very good livability. Therefore, since IMSA is committed firstly to it's large customer base, the decision was made after two an a half years of stringent evaluation, comprising production parameters, rusticity and overall cost-effectiveness that determine the bottom-line figure in operations that need to obtain top-notch productivity to compete in the open economy that Mexico is involved with NAFTA being fully in place beginning this year".

Gijs Schimmel, president of CPI, stressed that thanks to the positive results obtained from each segment of the testing stage combined with the strong showing of the BOVANS in the USA market made IMSA Staff and clientele firm believers in the BOVANS product.
Thijs Hendrix, president of HPB, added that this agreement again confirms the excellent genetic quality of the HPB products, which are growing in market share on all continents.

INCUBADORA MEXICANA S.A. DE C.V. (IMSA)

Founded in 1968 as a supplier of day old quality chicks for the Romero family, IMSA remains today as the leading Leghorn breeder company in Mexico, with a market share of about 40 % and being the only company with Grand Parent stock in the country's 120 million layer business.
http://www.grupoidisa.com/

Centurion Poultry, Inc. (CPI)

Centurion Poultry, Inc. (CPI) with its corporate office in Lexington, Georgia was established in 1991. In just a decade CPI has positioned itself as a leading supplier of egg type Genetics in North America with several production facilities throughout the USA. CPI is the Exclusive Distributor for HPB Genetics in the USA, Canada and Mexico.
http://www.centurionpoultry.com/

Hendrix Poultry Breeders BV (HPB)

HPB is a layer breeding company based in Boxmeer, The Netherlands, European Union. The Company produces and markets grandparent- and parent breeders to the world wide egg layer industry. It's white and brown egg layer genetic products are marketed under the brand names BOVANS, HISEX and DEKALB.. HPB is known for a very balanced, field oriented genetic selection program. Along with a most unique and large gene pool, HPB is positioned to supply its diverse clients with high productive quality products tailored to each specific geographical need..
HPB is part of the animal breeding division of Nutreco Holding NV.
www.hendrix-poultry.nl

Nutreco Holding NV

Besides having a strong position in animal breeding (broilers, layers, turkeys, pig and fish genetics), Nutreco Holding N.V., is an International operating company with leading activities in the production of animal- and fish compound feed. Other Nutreco activities include being a market leader in Salmon production, processing and marketing. Nutreco has Operations in 22 countries with a total of 13,000 employees.
www.nutreco.com

****

For further information about this press release:


PERFIL

Ing. Alejandro Romero
Oficina Principal
7 Norte #416
Tehuacán , Puebla
México 75700
imsa@grupoidisa.com

==


Centurion
Poultry, Inc.

Gijs Schimmel

President

Centurion Poultry Inc,

P.O. Box 591
Lexington GA 30648-0591
USA
Phone 1 706 743 0865
Fax 1 706 743 0869
E-mail gschimmel@centurionpoultry.com
Home page www.centurionpoultry.com

==


Hendrix Poultry Breeders
a nutreco company

Thijs Hendrix
President
Hendrix Poultry Breeders BV
Villa 'de Körver'
Spoorstraat 69
P.O. Box 114
5830 AC Boxmeer
The Netherlands,
European Union
Phone +31 485319111
Fax +31 485319112
E-mail: mailto:thijs@hendrix-poultry.nl
Homepage: www.hendrix-poultry.nl

END

SKRETTING PRESS RELEASE

Under embargo to 14 January, 2003

Skretting - the new international name for fish feed

Nutreco Aquaculture's fish feed business will, from today (14 January, 2003), operate under the single name 'Skretting'.

The name change completes the drawing together of the group's international fish feed production and supply business into one united global enterprise.

"Our feed production history stretches back over 40 years of product and service development," says Hans den Bieman, Chief Operating Officer of Nutreco Aquaculture. "During that time we have successfully combined the talents and resources of many feed companies from around the world, all with their own titles, brands and logos. We now believe the time is right for us to draw all these names and images together under the international brand name - 'Skretting'."

The move is much more than a mere change of name, however.

"Aquaculture has become a world business of immense significance and we believe that our own global structure gives us a unique base from which to meet the needs of fish farmers around the world," says Hans den Bieman.

"While we already think in world business terms, our adoption of Skretting as our one and only international name will enable us to further refine our global efficiency, enhancing our delivery of fresh and innovative feed solutions wherever fish are farmed.

"At the same time, we are keenly aware of the close supply and service relationships which exist between our staff and their customers on a country-by-country basis. In moving onto our new global structure, therefore, we have been careful to ensure that such relationships will not be disrupted in any way. On the contrary, we would expect the value of our established links with customers to be further enhanced by our new structure, providing farmers with increased access to our international resources."

The official launch of the new identity takes place today with the unveiling of the new Skretting logo. This will be followed by a gradual shift to the use of the new image on product packaging, company stationery and customer information. A new Skretting web site (www.skretting.com) has also been launched.

"As part of our new focus, we have also taken the opportunity to redefine the core company values which underpin our international business," says Hans den Bieman. "These are openness, vision, knowledge, global strategy and reliability.

"On openness, we believe in listening to customers and suppliers and in the honest sharing of information between us.

"On vision, we are committed to the pursuit of innovative solutions for our industry, always seeking to respond promptly to issues raised by our customers and the wider industry.

"On knowledge, we are committed to maintaining a significant annual investment in research & development and to the sharing of R&D results where to do so will add value to our customers' businesses.

"On global strategy, we believe that our customers will always benefit at a local level from the sharing of knowledge on an international scale.

"On reliability, we are committed to the provision of dependable products and services, delivered in a practical and usable form, enabling us to contribute to the future success of the aquaculture industry, as we have done in the past."

Additional Notes:
Skretting is the world leader in the production and supply of feed for salmon and trout, meeting 40% of global demand and having approximately 1,300 employees. Total annual production of high quality feeds is more than one million tonnes and provides nutrition suited to over 50 species of farmed fish, including popular species such as sea bream, sea bass, turbot and eel.
Production takes place in dedicated feed manufacturing facilities in Australia, Canada, Chile, France, Ireland, Italy, Japan, Norway, Spain and the UK. In addition, Skretting feeds are sold through sales offices located in Austria, Denmark, Czech Republic, the Faeroe Islands, Finland, Germany, Greece, Poland, Sweden, the Netherlands, Turkey and USA.
Skretting maintains its position at the forefront of the rapidly developing aquaculture industry with the support of the Nutreco Aquaculture Research Centre. This internationally renowned institution researches and develops feed formulations and production technology, with a special focus on consumer safety, fish health and productivity, improved feed management and sustainability in feed production and in fish farming.

These are the companies that are affected by the change of identity:
Moore Clark (Canada and US), Trouw España (Spain), Hendrix SpA (Italy), Trouw France (France), Trouw Chile (Chile), Trouw Aquaculture (UK), Trouw Ireland (Ireland), and Trouw YEM (Turkey). In Norway the company will carry on with the Skretting name that it has operated under for more than 100 years.



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 29 November 2002

Nutreco acquires feed specialities company Selko

Nutreco has acquired the Dutch company Selko B.V., which is specialised in the production and sales of organic components for animal feeds. Selko employs 47 people and owns two modern production facilities in Tilburg.
The acquisition of Selko will extend Nutreco's international market presence in Asia, Latin America and the Middle East. The acquisition of Selko supports Nutreco in its aim to become a global leading player in premixes and feed specialities. It also enhances the Nutreco Greenline[TN] concept offering alternative solutions for antibiotics in animal nutrition. Nutreco Agri International is responsible within Nutreco for the global premix and feed specialities activities with production- and sales operations in 25 countries and exports to many other markets.

* * * * *

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality animal and fish feed industries and in fish farming. The Group's main activities centre on the production of compound feed for pigs, poultry and cattle as well as salmonid fish feed and the farming, processing and marketing of high-quality salmon products. Other Nutreco activities include the production of premixes and speciality feed, poultry and pork processing and pig and poultry breeding. These activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Five Business Groups with eighteen Business Units operate within these streams, incorporating more than 120 production and processing plants in 22 countries with 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:
Mr. F.A.C. (Frank) van Ooijen, Corporate Communications Director Nutreco Holding N.V.
Telephone: +31 33 422 61 41 or mobile: +31 6 55 34 00 12



United States Securities and Exchange Commission Washington, D.C. 20549	
Filing pursuant to Rule 12g3-2(b)	
ISSUER Nutreco Holding N.V.	FILE NO. 82- 4927

PRESS RELEASE

Amersfoort, 11 November 2002

NUTRECO MAINTAINS FORECAST FOR THE SECOND HALF 2002

Nutreco maintains its profit forecast for the last six months of 2002.
Nutreco expects that the net income for the second half of the year will be higher than the net income of EUR 58,4 in the second half of 2001. With the publication of the interim results on 6 August, Nutreco announced that a further recovery of salmon prices was expected to lead to a higher net income in the second half of 2002 compared to the same period last year. Net income for the full year will therefore be approximately 30% lower than in 2001 (EUR 91,6 million).

The results of Nutreco Agriculture and the fish feed activities continued to perform well. The results of the farming activities are below expectations. The recovery of the salmon prices shows a mixed picture. Salmon prices in Europe have increased less than expected, while prices in the United States and Japan have developed well. The positive balance of restructuring, improvement of purchasing positions, cost savings and exceptional results will compensate for the lower than expected salmon farming results.

The full year results will be published on 25 February 2003.

Nutreco Holding N.V.
Nutreco Holding N.V. is an international company with leading positions in high-quality animal and fish feed industries and in fish farming. The Group's main activities centre on the production of compound feed for pigs, poultry and cattle as well as salmonid fish feed and the farming, processing and marketing of high-quality salmon products. Other Nutreco activities include the production of premixes and speciality feed, poultry and pork processing and pig and poultry breeding. These activities are organised into two business streams, Nutreco Aquaculture and Nutreco Agriculture. Five Business Groups with eighteen Business Units operate within these streams, incorporating more than 120 production and processing plants in 22 countries with 13,000 employees. Since its flotation in June 1997, Nutreco made acquisitions in the Netherlands, Spain, Germany, Canada, Poland, Chile, France, Portugal, Scotland, Belgium, Hungary, Norway, Australia and the United States of America. Nutreco's sales in 2001 were EUR 3,835.3 million. Nutreco is quoted on the Official Segment of the stock market of Euronext (Amsterdam) and is included in the Amsterdam Midkap Index, the Euronext 150 Index and the Next Prime Index (Euronext).

For more information on this press release:
Nutreco Holding N.V., Corporate Communications Director, Mr. F.A.C. (Frank) van Ooijen
Telephone: +31 33 422 61 41, mobile: +31 6 55 34 00 12